Filed by Banco Santander Central Hispano, S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding N.V.

Commission File Number: 001-12518

Date: May 14, 2007

Important Information

This communication is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a letter from ABN AMRO to the Banks, dated May 1, 2007. The letter was posted on Santander’s website on May 14, 2007.

Rijkman W.J. Groenink

Chairman Managing Board

Strictly Private and Confidential

Count Maurice Lippens

Chairman of the Board of Directors

Mr Jean-Paul Votron

Chief Executive Officer

Fortis

Rue Royale 20

1000 Brussels

Belgium

Sir Fred Goodwin

Group Chief Executive

The Royal Bank of Scotland Group plc

Gogarburn

Edinburgh EH12 1HQ

UK

Mr Emilio Botin

Chairman

Banco Santander Central Hispano S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

Madrid

Spain

Amsterdam, 1 May 2007

Dear Sirs,

Following our decision to lift the customary standstill provision and allow the Royal Bank of Scotland, Grupo Santander and Fortis (the “Consortium”) to carry out due diligence, ABN AMRO continues to seek clarification on some fundamental aspects of your indicative proposal.

In order to assess any offer that includes a share component, the Management and Supervisory Boards of ABN AMRO need to be clear on the likely future value of those shares and be satisfied about the nature and extent of any financial, operational and regulatory issues which are likely to either increase the closing risk of any offer, or impact ABN AMRO shareholders going forward. In addition, in respect of the proposed substantial cash component, ABN AMRO should be reasonably satisfied with the certainty of funding and the sources thereof.

Specifically, we respectfully request answers to the following important questions by return:

•

How will the Consortium fund approximately €50 billion in cash? Are Royal Bank of Scotland and its shareholders going to underwrite this entire amount or will there be interdependency on Grupo Santander and Fortis disposing of existing assets and undertaking substantial capital raising? Is any offer going to be subject to a financing condition and

ABN AMRO Bank N.V. Gustav Mahlerlaan 10, 1082 PP Amsterdam, P.O. Box 283, 1000 EA Amsterdam The Netherlands. Telephone +31 20 628 22 49 Fax +31 20 628 62 93.

E-mail rijkman.groenink@nl.abnamro.com

Established at Amsterdam. Trade Register of the Chamber of Commerce Amsterdam, no. 33002587.

therefore a material closing risk? What financing arrangements are in place for an offer by the Consortium? What financing is being provided by each member of the Consortium and are you funding, underwriting or subsidising, each other? In any case ABN AMRO must be able to assess both the execution risk and conditionality of the financing, and also the economic impact on any share component that may be offered.

•	How will the risks to capital, clients and employees be managed in any break-up of ABN AMRO? What discussions have you had with the regulators and works councils on these issues?

•

How will the revenues, expenses, capital and group debt (including the derivative portfolio) of ABN AMRO be divided by the Consortium? How can regulators, debt holders and rating agencies be appropriately reassured, and what discussions and comfort have you had on these issues, to date?

•

How will the capital gains tax, stranded costs and restructuring charges (particularly in North America and Brazil) be borne by the Consortium members? What will be the exposure of ABN AMRO shareholders to these significant costs in any share component?

ABN AMRO has acted in a clear and transparent manner: we have removed the stand-still requirement in order to allow you progress due diligence, we have provided the Consortium with the same information as was available to Barclays, and we have published details of agreements into which we have entered. We would respectfully request that the Consortium commit themselves to acting in a similarly transparent manner and agree to furnish full details of any legally binding arrangements, agreements or guarantees that they have signed between them, or with third parties, with respect to reallocation of capital or the division or disposal of assets or employees of ABN AMRO and with respect to any current or future shareholding in ABN AMRO?

The Management and Supervisory Boards of ABN AMRO are keen to pursue discussions on a constructive basis and request that the Consortium addresses these questions as a matter of urgency.

We look forward to a response from the Consortium.

Yours sincerely,